Exhibit 99.3

                                                                  EDWARD D. FORD
                                                            6505 St. Andrews Way
                                                            Whistler B.C. V0N1B6

                                 April 16, 2005

International Gemini Technology Inc.
#208 - 828 Harbourside Drive
North Vancouver, B.C. V7P 3R9

ATTENTION: MARTIN SCHULTZ, SECRETARY

Dear Sirs:

RE: OUTBACK CAPITAL INC. ("OCI")

Further to our recent discussions and in consideration of your Subscription Agreement dated April 15, 2005 with OCI, this letter is meant to confirm the following:

     1.   I own 3,000,000 unencumbered common shares of OCI (the "Shares");

     2. I hereby grant to you the option to acquire the Shares in exchange for 1,000,000 common shares of International Gemini Technology Inc. (the "Option");

     3.   The Option is  exercisable by you any time prior to 5:00 pm (Vancouver
          Time) March 31, 2006 provided that you have first fully performed under the Subscription Agreement.

I trust this clearly outlines our mutual agreement, and ask that you indicate same by executing the enclosed copy of this letter and returning it to me at your earliest convenience. Thank you.

Sincerely,

"signed"

EDWARD D. FORD



Acknowledged and agreed, this 16th day of April 2005

INTERNATIONAL GEMINI TECHNOLOGY INC.


Per "signed"

Martin Schultz, Secretary